UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

Celanese AG

(Name of Issuer)

Ordinary Shares, no par value

(Title of Class of Securities)

D1497A101

(Cusip Number)

Chinh Chu
The Blackstone Group
345 Park Avenue
New York, New York 10154
(212) 583-5000
Copy to:
William R. Dougherty, Esq.
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, New York 10017
(212) 455-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 17, 2004

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

     This Amendment No. 6 amends and supplements the statement on Schedule 13D, filed with the Securities and Exchange Commission (the “SEC”) on December 24, 2003 (as it may be amended from time to time, the “Schedule 13D”) with respect to the ordinary shares, no par value, of Celanese AG, a German stock corporation (the "Company"). Each item below amends and supplements the information disclosed under the corresponding item of the Schedule 13D. Unless otherwise indicated herein, terms used but not defined in this Amendment No. 6 shall have the same respective meanings herein as are ascribed to such terms in the Schedule 13D.

Item 4. Purpose of the Transaction.

     Item 4 of the Schedule 13D is hereby amended and supplemented by the following:

     BCP Crystal Acquisition GmbH & Co. KG intends to exercise its voting rights at the annual shareholders' meeting of the Company on June 15, 2004 to prevent the approval of any dividend on the Ordinary Shares for the fiscal year ended December 31, 2003 in excess of the minimum dividend of 4% of the registered share capital of the Company effectively required by German law. Assuming such minimum dividend were to be approved, the Company would pay an aggregate dividend of approximately $6 million for its fiscal year ended on December 31, 2003, including a dividend of approximately $1 million to minority shareholders.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 19, 2004

BCP CRYSTAL ACQUISITION GMBH & CO. KG

By: /s/ Chinh Chu

Name: Chinh Chu
Title: Authorized Person